SWK Holdings Corporation
5956 Sherry Lane, Suite 650

Dallas, Texas 75225

September 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	SWK Holdings Corporation
Registration Statement on Form S-1 (File No. 333-274511)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SWK Holdings Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-274511) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 PM, Eastern time, on September 28, 2023, or as soon as thereafter as is practicable.

Please contact Justin Platt, Esq. of Goodwin Procter LLP, counsel to the Company, at (212) 459-7340 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

Very truly yours,

SWK Holdings Corporation

By:	/s/ Joe D. Staggs
	Name:	Joe D. Staggs
	Title:	President and Chief Executive Officer